

September 12, 2011

Via E-mail
Gary Riccio
Chief Executive Officer
Biopharma Manufacturing Solutions Inc.
1443 Merion Way, #51G
Seal Beach, CA 90740

> **Re:** **Biopharma Manufacturing Solutions Inc. (f.k.a Beachwood Acquisition Corporation)**
> **Amendment No. 1 to Form 10-12G**
> **Filed August 30, 2011**
> **Form 8-K filed August 31, 2011**
> **File No. 000-54423**

Dear Mr. Riccio:

We have reviewed the above listed filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 8-K filed August 31, 2011

Item 5.01

1. Please disclose the consideration paid by Gary Riccio to acquire the shares resulting in the change of control. Please see Item 5.01(a)(4) of Form 8-K.

2. Please file a copy of the Securities Purchase Agreement pursuant to which the change of control was affected as an exhibit to your amended filing. Please see Item 601(b)(2) of Regulation S-K.

Item 5.02

3. Please revise your disclosure to include Mr. Riccio's business experience and principal occupation during the past five years in addition to Mr. Riccio's recent accomplishments. Please see Item 5.02(c)(2) of Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Joel Parker, Accounting Branch Chief, (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Karen Ubell, Staff Attorney, at (202) 551-3873, Dan Greenspan, Branch Chief, at (202) 551-3623 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey Riedler
Assistant Director